Exhibit 70

SCHEDULE A-1

Schedule A-1 is amended and restated as follows:

Directors and Executive Officers of T-Mobile Global Holding GmbH

The following table sets forth the names, business addresses and present principal occupation of each director and executive officer of T-Mobile Global Holding GmbH. Unless otherwise noted, each of the persons listed below is principally employed by T-Mobile Global Holding GmbH and is a citizen of the Federal Republic of Germany. During the last five years, to the best of each Reporting Person’s knowledge, no person on Schedule A-1 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Board of Management

Name	Business Address	Present Principal Occupation
Dr. Frank Schmidt	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	VP Public Affairs Municipalities at GPRA, Deutsche Telekom AG
Dr. Joachim Schuhmacher	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Vice President Investment Controlling, Deutsche Telekom AG
Michaela Klitsch	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Exec. Program Manager STI Operations, Deutsche Telekom AG